SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

drugstore.com, inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 par value

(Title of Class of Securities)

262241-10-2

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Yukio Morikubo

General Counsel and Vice President

drugstore.com, inc.

411 108th Avenue N.E., Suite 1400

Bellevue, Washington 98004

(425) 372-3200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Patrick J. Schultheis

Wilson Sonsini Goodrich & Rosati

Professional Corporation

701 Fifth Avenue, Suite 5100

Seattle, Washington 98104

(206) 883-2500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,761,462	$108.53

*	Estimated solely for purposes of calculating the filing fee. This amount assumes that all 4,052,520 options to purchase the common stock of drugstore.com that are eligible for the offer will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model.
**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$108.53
Form or Registration No.:	5-57797
Filing party:	drugstore.com, inc.
Date filed:	November 12, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by drugstore.com, inc., a Delaware corporation (“drugstore.com” or the “Company”) with the Securities and Exchange Commission on November 12, 2008, as amended by Amendment No. 1 filed December 2, 2008, relating to an offer by drugstore.com to amend (the “Offer”) certain options to purchase up to an aggregate of 4,052,520 shares of the Company’s common stock that were granted at a discount from fair market value and therefore may be subject to adverse tax consequences under Section 409A of the United States Internal Revenue Code of 1986, as amended (the “Eligible Options”), all as set forth in the Offer to Amend the Exercise Price of Certain Options, dated November 12, 2008, as amended and restated December 1, 2008 (the “Offer to Amend”), a copy of which was filed with the Securities and Exchange Commission as exhibit (a)(1)(A) to Amendment No. 1 to Schedule TO on December 2, 2008, which is incorporated herein by reference.

Filed in satisfaction of the reporting requirements of Rule 13e-4(e)(4) promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 is the final amendment to the Schedule TO made to report the results of the Offer. Except as amended or supplemented hereby, all terms of the Schedule TO and the Offer to Amend and all disclosure set forth in the Schedule TO and exhibits thereto remain unchanged.

Item 4.	Terms of the Transaction.

(a) This Amendment No. 2 hereby amends Item 4(a) of the Schedule TO by adding the following paragraph:

“The Offer expired at 11:59:59 p.m. (midnight), Eastern Time, on December 12, 2008. Pursuant to the terms and conditions of the Offer, on December 12, 2008, drugstore.com accepted and amended options to purchase 4,052,428 shares of drugstore.com common stock, representing approximately 99.99% of the shares subject to all Eligible Options. No cash payments will be made in connection with the Offer.”

Item 12.	Exhibits.

(a)(1)(A)*	Offer to Amend the Exercise Price of Certain Options, dated November 12, 2008, as amended and restated December 1, 2008.

(a)(1)(B)*	Form of Initial Communication to Eligible Employees from Yukio Morikubo, dated November 12, 2008.

(a)(1)(C)*	Election/Withdrawal Form.

(a)(1)(D)*	Form of Confirmation Email/Fax to Employees Who Elect to Participate in the Offer to Amend and Form of Confirmation Email/Fax to Employees Who Withdraw Their Election to Participate in the Tender Offer or Who Decline to Participate in the Tender Offer.

(a)(1)(E)*	Form of Promise to Make Cash Payment and Option Amendment.

(a)(1)(F)*	Form of Reminder Email/Fax to Eligible Employees Regarding Participation in the Tender Offer.

(a)(1)(G)*	Form of Notice of Closing Price.

(a)(1)(H)*	Form of Notification of Modification of the Offer to Amend for Executive Officers.

(b)	Not applicable.

(d)(1)	Registrant’s 1998 Stock Plan, as amended (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended July 2, 2000, SEC File No. 000-26137).

(g)	Not applicable.

(h)	Not applicable.

*	Exhibits previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

DRUGSTORE.COM, INC.

/s/ Yukio Morikubo
Yukio Morikubo General Counsel and Vice President

Date: December 16, 2008

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Amend the Exercise Price of Certain Options, dated November 12, 2008, as amended and restated December 1, 2008.

(a)(1)(B)*	Form of Initial Communication to Eligible Employees from Yukio Morikubo, dated November 12, 2008.

(a)(1)(C)*	Election/Withdrawal Form.

(a)(1)(D)*	Form of Confirmation Email/Fax to Employees Who Elect to Participate in the Offer to Amend and Form of Confirmation Email/Fax to Employees Who Withdraw Their Election to Participate in the Tender Offer or Who Decline to Participate in the Tender Offer.

(a)(1)(E)*	Form of Promise to Make Cash Payment and Option Amendment.

(a)(1)(F)*	Form of Reminder Email/Fax to Eligible Employees Regarding Participation in the Tender Offer.

(a)(1)(G)*	Form of Notice of Closing Price.

(a)(1)(H)*	Form of Notification of Modification of the Offer to Amend for Executive Officers.

(b)	Not applicable.

(d)(1)	Registrant’s 1998 Stock Plan, as amended (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended July 2, 2000, SEC File No. 000-26137).

(g)	Not applicable.

(h)	Not applicable.

*	Exhibits previously filed